Via Facsimile and U.S. Mail
Mail Stop 6010

April 23, 2009

Paul B. Cleveland
Executive Vice President, Corporate Development
and Chief Financial Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, CA 94304

Re: Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File Number: 001-33213

Dear Mr. Cleveland:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief